FOR IMMEDIATE RELEASE - CALGARY, ALBERTA – JULY 15, 2010

BAYTEX ENERGY TRUST CONFIRMS MONTHLY DISTRIBUTION FOR JULY AT $0.18 PER UNIT

CALGARY, ALBERTA (July 15, 2010) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) announces that a cash distribution of $0.18 per trust unit in respect of July operations will be paid on August 16, 2010 to unitholders of record on July 30, 2010. The ex-distribution date is July 28, 2010.

The U.S. dollar equivalent distribution amount is approximately US$0.1747 per trust unit assuming a U.S. to Canadian dollar exchange rate of 0.9703. The actual U.S. dollar equivalent distribution for unitholders who hold through a brokerage firm will be based on the exchange rate in effect on the payment date and net of applicable Canadian withholding taxes. Registered unitholders are paid directly by Baytex’s transfer agent, Valiant Trust Company, and the actual U.S. dollar equivalent distribution will be based on the exchange rate in effect on the record date and net of applicable Canadian withholding taxes.

The annualized distribution of $2.16 represents a cash-on-cash yield of approximately 6.4% based on the closing price of Baytex trust units of $33.87 on the TSX on July 14, 2010.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and CEO	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Director of Investor Relations	Telephone: (587) 952-3237
Cheryl Arsenault, Investor Relations Representative	Telephone: (587) 952-3238

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca